

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Nicholas J. Bigney
Senior Vice President, General Counsel & Corporate Secretary
Flotek Industries, Inc.
8846 N. Sam Houston Parkway W.
Houston, Texas 77064

  Re: Flotek Industries, Inc.
   Registration Statement on Form S-3
   Filed December 1, 2020
   File No. 333-251043

Dear Mr. Bigney:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Brandon Byrne, Esq.